March 3, 2014

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Joseph McCann, Mr. Daniel Morris and Ms. Amanda Ravitz
Re:	BioLife Solutions, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 14, 2014 File No. 333-192880

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter dated February 28, 2014 (the “Comment Letter”) regarding the above-referenced filing of BioLife Solutions, Inc. (the “Company”, “we”, “us”, “our”).  In connection with the above-referenced filing, the Company amended its Registration Statement on Form S-1 (“Amendment No. 3”) to respond to the Staff’s comments set forth in the Comment Letter.

Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Prospectus Summary, page 1

1.
Based on your revised disclosures on pages 15 and 45, it appears that the offering is now a best efforts, minimum-maximum offering.  Accordingly, please revise to provide the information required by Regulation S-K, Item 501(b)(8)(ii).  In this regard, you must indicate specific numbers of units rather than using dollar amounts.  Please also refer to Rule 430A.

In response to the Staff’s comment, we advise that the offering is no longer subject to a minimum offering amount.  We have revised the disclosure throughout Amendment No. 3 to reflect that this best-efforts offering does not have a minimum purchase requirement and therefore is not certain to raise any specific amount.  As a result, we believe this comment is no longer applicable.

2.
Please disclose the escrow arrangements for this offering as required by Regulation S-K, Item 501(b)(8)(iii), including provisions for, fees related to, and timing of the return of funds to investors if the minimum number of securities is not sold.  See also Rule 10b-9 and Rule 15c2-4.  Note that a copy of the escrow agreement, if any, should be filed prior to effectiveness.

U.S. Securities and Exchange Commission, p. 2
March 3, 2014

As discussed above, we have revised the disclosure throughout Amendment No. 3 to reflect that this best-efforts offering does not have a minimum purchase requirement and therefore is not certain to raise any specific amount.  As a result, we do not believe this comment is applicable in its entirety.  However, in response to the Staff’s comment, we have revised our disclosure on the cover page and on page 45 of Amendment No. 3 to provide disclosure regarding the escrow arrangements.

The Offering, Page 3

3.
Revise the summary to reflect the revisions to the cover page requested above and disclose the termination date of the offering in your summary of terms.  Also, disclose whether affiliates of the issuer may purchase securities in order to meet the minimum purchase amounts.  Please ensure that corresponding changes, as applicable, are made throughout the prospectus.

As discussed above, we have revised the disclosure throughout Amendment No. 3 to reflect that this best-efforts offering does not have a minimum purchase requirement and therefore is not certain to raise any specific amount.  As a result, we believe this comment is no longer applicable. We have additionally filed the form of Escrow Agreement as Exhibit 10.49 to Amendment No. 3.

Dilution, page 18

4.	Please present your dilution information at the same thresholds (minimum, 50%, 75%, 100%) used for your Use of Proceeds disclosure.

In response to the Staff’s comment, we have revised our disclosure under the heading “Dilution” beginning on page 18 of Amendment No. 3 to present the information at the same thresholds used for our Use of Proceeds disclosure. We advise as there is no longer a minimum offering amount, we have provided disclosure in both the Dilution and Use of Proceeds sections assuming the sale of 25%, 50%, 75% and 100% of the securities offered, as originally requested by the Staff.

U.S. Securities and Exchange Commission, p. 3
March 3, 2014

Warrants, page 43

5.
We note your revised disclosure on page 43 in response to prior comment 1; however, section 2.d.v. of the Common Stock Purchase Warrant indicates that you may elect to pay a cash adjustment instead of rounding to the nearest whole warrant.  Please advise or revise.

In response to the Staff’s comment, we respectfully submit that the treatment of fractional warrants at the closing is addressed by section 2(a)(iii) of the Securities Purchase Agreement, which, as disclosed on page 43, provides that the number of shares of common stock underlying each warrant will be rounded up to the nearest whole share.  We advise you that Section 2.d.v. of the Common Stock Purchase Warrant relates only to the treatment of fractional shares upon the future exercise of the warrant.  Such clause is not expected to be relevant to any warrant holder unless, by virtue of the adjustment provisions of section 3 of the Common Stock Purchase Warrant, a future event causes the warrant holder's rights to become exercisable for a fractional share.

Plan of Distribution, page 45

6.
We refer to your disclosure on page 45 and section 1(i) of the Placement Agency Agreement.  Please revise to clarify whether you will pay placement agency fees in the event that the minimum number of units is not sold.

As discussed above, we have revised the disclosure throughout Amendment No. 3 to reflect that this best-efforts offering does not have a minimum purchase requirement and therefore is not certain to raise any specific amount.  As a result, we believe this comment is no longer applicable.

Exhibit 10.45

7.	Please tell us why pages 5 and 22 of the Securities Purchase Agreement do not reflect that you are selling units.

In response to the Staff’s comment, we revised and refiled Exhibit 10.45 with Amendment No. 3 to reflect that we are selling units.

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U.S. Securities and Exchange Commission, p. 4
March 3, 2014

* * * * *

Thank you for your review of the filing.  If you should have any questions regarding Amendment No. 3 or this letter, please do not hesitate to contact me at (425) 402-1400.

Very truly yours,

BIOLIFE SOLUTIONS, INC.

By:	/s/ Daphne Taylor
Name: Daphne Taylor
Title: Chief Financial Officer

cc:           Christopher L. Doerksen, Dorsey & Whitney LLP